Investor Presentation Nasdaq: KRNY November 13, 2017 Filed by Kearny Financial Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Clifton Bancorp Inc. (Commission File No.: 001-36390)

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Kearny Financial Corp. (“Kearny”) and Clifton Bancorp Inc. (“Clifton”), including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Kearny and Clifton’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Kearny and Clifton may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of Clifton or Kearny may fail to approve the merger; the interest rate environment may further compress margins and adversely affect new interest income; the risks associated with continued diversification of assets and adverse changes to credit quality; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Kearny’s and Clifton’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Kearny or Clifton or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Kearny and Clifton do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made. Forward Looking Statements

Investors and stockholders are urged to carefully review and consider each of Kearny’s and Clifton’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Kearny with the Securities and Exchange Commission (the “SEC”) may be obtained at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from Kearny at www.kearnybank.com under the tab “Company Info” under “Investor Relations” or by requesting them in writing to Kearny Financial Corp., 120 Passaic Avenue, Fairfield, New Jersey 07004, Attention: Sharon Jones, or from Clifton at www.csbk.bank under the tab “About Us” under “Investor Relations” or by requesting them in writing to Clifton Bancorp Inc., 1433 Van Houten Avenue, Clifton, New Jersey 07015, Attention: Michael Lesler. In connection with the proposed merger, Kearny will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Kearny and Clifton and a prospectus of Kearny, as well as other relevant documents concerning the proposed merger. Investors and stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Copies of the registration statement and joint proxy statement/prospectus and the filings that will be incorporated by reference therein, as well as other filings containing information about Kearny and Clifton, when they become available, may be obtained at the SEC’s Internet site (www.sec.gov). Free copies of these documents may be obtained as described in the preceding paragraph. Clifton and Kearny and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Kearny and Clifton in connection with the proposed merger. Information about the directors and executive officers of Kearny is set forth in the proxy statement for the Kearny 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 15, 2017. Information about the directors and executive officers of Clifton is set forth in the proxy statement for the Clifton 2017 annual meeting of stockholders, as filed with the SEC on Schedule 14A on June 29, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the joint proxy statement/prospectus and other relevant documents regarding the proposed merger to be filed with the SEC when they become available. Free copies of these documents may be obtained as described above. Additional Information About the Proposed Merger and Where to Find It

Founded in 1884 10th Largest New Jersey based deposit franchise 42 branch locations in 11 counties throughout Northern and Central New Jersey and Southern New York New branch location in Greenpoint, NY expected to be opened in April 2018 Top 15 deposit market share in the counties of Bergen, Hudson, Ocean, and Monmouth, New Jersey2 Active acquirer Completed 6 bank acquisitions since 1999 including most recently Clifton, NJ based Clifton Bancorp on November 1, 2017 Overview of Kearny Financial Corp Note: Branch map includes new branch location in Greenpoint, NY expected to be opened in April 2018 As of November 10, 2017 As of June 30, 2017 Source: SNL Financial, Company Filings Corporate Headquarters 120 Passaic Avenue Fairfield, NJ 07004 Branch Locations New Branch Location (April 2018)

Kearny Value Chain Optimization of asset mix Grow and diversify our commercial real estate lending portfolio Expand our commercial lending business into new markets Increase residential mortgage lending Reinvest cash flows from the investment portfolio into loans while still maintaining a diverse composition and allocation to reduce exposure to long term interest rate risk Focus on core deposit growth: noninterest and interest bearing Expand existing fee based business lines (Mortgage Banking & SBA Lending) Control noninterest expense Use technology to improve the customer experience Significant opportunities to grow in market and in contiguous markets Conservative lending policies and strong credit culture Focused and disciplined approach to M&A

Loan Portfolio Growth Kearny Financial Corp. Historical Loan Growth (dollars in millions) 5¼-Year CAGR: 19.4% Loan growth focus: Expand upon expertise in commercial real estate, C&I, multifamily, SBA, and construction lending Continue to hire additional credit and risk management personnel to support future loan growth Lift out small teams of residential lenders to fill in strategic gaps in current footprint (NY, NJ, PA) Over $600 million in organic commercial loan originations in fiscal 2017 Mortgage Banking platform buildout complete/ scalable for future growth

Loan Portfolio Composition As of September 30, 2017 KRNY had $3.3 billion in loans receivable, comprising 67.9% of total assets Kearny’s yield on loans was 3.74% for the quarter ended September 30, 2017 Kearny continues to make progress towards its intended shift in loan mix Maintain conservative underwriting and credit standards Avg. LTV¹ 1-4 Family: 46.34% Multifamily: 62.85% CRE: 49.52% MRQ Loan Portfolio As of June 30, 2017 CRE, Multifamily & Resi. Portfolio Distribution¹

Kearny has been successful in reducing its percentage of nonaccrual, 90+ Past Due & OREO to assets over the past five calendar years Kearny’s conservative underwriting standards and prompt attention to potential problem loans supports consistently superior asset quality Continue to refine ALLL methodology based on growth and changes to loan portfolio ALLL coverage ratio held constant in fiscal 2017 Credit Metrics Peer group as shown on page 13 Note: Peer comparison periods changed to conform to the same time periods as Kearny Financial Corp.’s fiscal periods (June 30 fiscal year-end) Source: SNL Financial Nonaccrual, 90+ Past Due & OREO / Assets Loan Loss Reserves / Gross Loans

Securities Portfolio As of September 30, 2017 Source: SNL Financial, Company Filings Kearny’s yield on securities was 2.31% for the quarter ended September 30, 2017, a increase of 29 basis points from FY2016 Kearny is working to reduce the portion of securities as a percent of total assets As of September 30, 2017, 24.1% of Kearny’s total assets were comprised of securities as compared to 42.2% of total assets at June 30, 2011 MRQ Securities Portfolio¹ Yield on Securities

Deposit Composition As of September 30, 2017 MRQ Deposit Portfolio¹ Kearny Financial Corp. had $2.95 billion in deposits as of September 30, 2017 The quarter ended September 30, 2017’s cost of total deposits was 0.85% down from 1.06% for the quarter ended June 30, 2011 Continue to grow core deposits: interest bearing and noninterest bearing Challenging deposit gathering environment in Northeast

Improving Performance Metrics Profitability Efficiency Ratio Performance Metrics Performance metrics are improving ROAA continues to improve over the past three years Net Interest Income & Non-Interest Income trends are positive Efficiency ratio down to 70.82% in 2018FQ1, compared to 83.02% in FY2013 2015FY Core ROAA adjustment includes $10M (pre-tax) contribution to charitable foundation Source: SNL Financial

Maintenance of Strong Capital Ratios Peer group as shown on page 13 Source: SNL Financial; Bank level financial numbers used where unavailable at the holding company Tangible Common Equity to Tangible Assets Tier 1 Leverage Ratio Tier 1 Risk Based Capital Ratio Risk-Based Capital Ratio

Traditional Community Banking Growth/ Diversification of loan mix: CRE/Multifamily/C&I/SBA/Residential/Construction/Consumer Grow funding through traditional deposit sources utilizing a technological focus: mobile banking/ online account opening/ Intelligent ATMs Growth/Opportunities Mortgage banking platform (Fee income) SBA (Fee Income) Government & Small Business Banking Relationship Banking Extraordinary service Competitively priced products and services Improve the customer experience Utilize Traditional Capital Market Strategies Dividends (Quarterly & Special) Buybacks (2nd Buyback announced on 5/24/2017) M&A Control operating expenses Business line profitability analysis Branch rationalization vs new branching opportunities People Talent acquisition Seasoned bankers with a entrepreneurial spirit 2017 Strategic Focus

Comparative Stock Price Performance Note: Market data as of November 10, 2017 Peer group as shown on page 13 Source: SNL Financial Stock Price Performance since January 1, 2012

Peer Group Valuation Comparison Note: Market data as of November 10, 2017 Source: SNL Financial

M&A History and Strategy Transaction was announced on November 1, 2017, and is pending. Source: SNL Financial, Company Filings Seller Pending/Completed Type Assets ($000) Branches Clifton Bancorp, Inc.¹ November 1, 2017 Thrift 1,554,521 12 Atlas Bank June 30, 2014 Thrift 110,480 2 Central Jersey Bancorp November 30, 2010 Bank 571,295 13 West Essex Bancorp July 1, 2003 Thrift 390,333 8 Pulaski Bancorp, Inc. MHC October 18, 2002 Thrift 237,596 6 1st Bergen Bancorp March 31, 1999 Thrift 300,755 4 Kearny is an experienced acquirer and integrator, having successfully completed 6 bank acquisitions over the past 20 years Kearny actively seeks out opportunities to deploy capital, including through mergers and acquisitions with other financial institutions The greatest emphasis of future expansion opportunities will be on expanding within existing markets or areas contiguous to current markets In addition to acquiring banks and their branches, the Company will also consider opportunities to broaden the product and services offerings of the bank Management is sensitive to key merger metrics such as TBV dilution and earn-back periods

Overview of Clifton Bancorp Inc. • CSBK operates 12 branches across dynamic and desirable New Jersey Counties: Passaic (5), Bergen (5), Hudson (1), and Essex (1) • $171 million of common equity raised in April 2014 second-step conversion Company Highlights CSBK (12) CSBK Overview Branch Footprint $ in millions, financial data as of September 30, 2017 Headquarters: Clifton, NJ Established: 1928 Branches: 12 Market Cap¹: $374 Total Assets: $1,555 Gross Loans: $1,148 Total Deposits: $915 Tang. Common Equity: $286 TCE / TA: 18.4% LTM Net Income: $6.2 LTM ROAA: 0.43% LTM Efficiency Ratio: 66.0% NPAs / Assets: 0.32% Reserves / Loans: 0.64% Market data as of 11/1/2017 Source: SNL Financial, Company Filings

Transaction Rationale • Immediate and significant earnings accretion • Modest TBV dilution, with TBV earnback period just over 2 years • Low-risk acquisition, with solid asset quality characteristics in familiar markets • Preserves capital flexibility for future organic growth, regular and special dividends, share repurchases, and opportunistic M&A • Kearny improves to #7 New Jersey deposit position among New Jersey-based regional and community banks • Meaningfully enhances Kearny’s position in economically attractive northern New Jersey markets including Bergen and Passaic Counties • Achievable cost savings, and opportunity to further scale expense base

Key Transaction Terms

Consideration & Structure	Purchase Price per Share:	• $17.92
	Transaction Value:	• $401mm
	Structure:	• 100% Stock
	Fixed Exchange Ratio[1]:	• 1.191x
	Pro Forma Ownership:	• ~76% KRNY / ~24% CSBK
Closing / Other	Board Representation:	• Kearny will appoint CSBK President and CEO Paul Aguggia and two other CSBK directors to its Board
	Required Approvals:	• Customary regulatory approvals and approvals of both KRNY and CSBK shareholders
	Due Diligence:	• Comprehensive loan and business due diligence completed
Pricing Multiples	Market Premium[2]:	• 5.7%
	Price / Tang. Book Value:	• 138%
	Price / Fiscal 2019 Earnings[3]:	• 43.0x
	Price / Fiscal 2019 + G&A Savings[3]:	• 28.2x
	Core Deposit Premium:	• 18.6%

1) Fixed using $18.25 divided by KRNY's 10-day volume weighted average stock price of $15.32 as of 10/31/2017
2) Market data as of 11/1/2017
3) Consensus CSBK net income for fiscal year ended March 31, 2019

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Pro Forma Financial Impact

Key Financial Assumptions		
Est. Transaction Expenses:	•	~$26 million pre-tax
Est. Expense Savings:	•	$8.2 million estimated[1], pre-tax (35% of CSBK G&A expense)
Gross Credit Mark:	•	~$12 million, equal to 1.00% of CSBK loans
Expected Close:	•	Late 1Q18 / Early 2Q18 (calendar)

Key Financial Metrics		
Fiscal 2019 EPS Accretion[2]:	•	~40%
TBV per Share Impact:	•	2.3% dilutive
TBV Earnback (Crossover):	•	2.4 years
Pro Forma TCE / TA at Close:	•	18.2%

1) Excludes savings related to ESOP termination
2) Fiscal year ended June 30, 2019

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C Pro Forma Loan & Deposit Composition Total: $3,258mm Total: $1,144mm Commercial R.E. 35.6% Total: $4,402mm Commercial & Industrial Commercial & Industrial 2.5% Cons. & Other 0.4% 1.9% Cons. & Other 0.6% Constr. 0.2% Commercial & Industrial 0.2% Commercial R.E. 66.3% Constr. 0.3% Cons. & Other 1.0% Residential R.E. 63.2% Residential R.E. 31.0% Residential R.E. 19.7% Commercial R.E. 77.2% Total: $915mm Total: $3,868mm Total: $2,953mm Non-Int. Bearing 1.9% Non-Int. Bearing 7.7% Non-Int. Bearing 9.5% ertificates of Deposit 44.0% Int-Bearing Demand 13.2% Certificates of Deposit 48.5% Int-Bearing Demand 25.3% Certificates of Deposit 63.2% Savings & Club 21.7% Int-Bearing Demand 29.0% Savings & Club 17.6% Savings & Club 18.5% Source: SNL Financial, Company Filings; data as of 9/30/2017 Deposit Mix Loan Mix Pro Forma CSBK Standalone KRNY Standalone

Pro Forma Deposit Market Share

Deposit Market Share by County

	Pre-Deal			Pro Forma		
	Branches	Deposits ($mm)	Mkt. Rank	Branches	Deposits ($mm)	Mkt. Rank
Bergen (NJ)	**9**	**871**	**15**	**14**	**1,107**	**13**
Hudson (NJ)	**2**	**730**	**10**	**3**	**752**	**9**
Passaic (NJ)	**1**	**34**	**21**	**6**	**690**	**8**
Monmouth (NJ)	12	559	13	12	559	13
Ocean (NJ)	6	267	12	6	267	12
Middlesex (NJ)	3	181	22	3	181	22
Morris (NJ)	3	175	20	3	175	20
Essex (NJ)	**3**	**148**	**19**	**4**	**161**	**19**
Union (NJ)	1	66	26	1	66	26
Kings (NY)	1	64	31	1	64	31
Richmond (NY)	1	10	19	1	10	19
TOTAL	**42**	**3,105**		**54**	**4,033**	

Deposit Market Share – New Jersey

NJ-Based Rank	Rank	Institution (ST)	Number of Branches	Deposits in Market ($mm)	Market Share (%)
–	1	Bank of America Corp. (NC)	266	53,474	16.2
–	2	Toronto-Dominion Bank	252	39,843	12.1
–	3	Wells Fargo & Co. (CA)	290	39,268	11.9
–	4	PNC Financial Services Group (PA)	295	30,262	9.2
–	5	JPMorgan Chase & Co. (NY)	208	21,829	6.6
1	6	Investors Bancorp Inc (NJ)	115	14,171	4.3
2	7	Valley National Bancorp (NJ)	141	11,476	3.5
–	8	Banco Santander	134	10,822	3.3
–	9	M&T Bank Corp. (NY)	97	10,031	3.0
3	10	Provident Financial Services (NJ)	81	6,296	1.9
–	11	Capital One Financial Corp. (VA)	47	6,006	1.8
4	12	OceanFirst Financial Corp. (NJ)	78	5,946	1.8
–	13	New York Community Bancorp (NY)	45	4,478	1.4
–	14	Citigroup Inc. (NY)	9	4,234	1.3
5	15	Lakeland Bancorp (NJ)	54	4,233	1.3
6	16	Columbia Bank MHC (NJ)	47	4,034	1.2
		Pro Forma	**52**	**3,959**	**1.2**
7	17	Peapack-Gladstone Financial (NJ)	20	3,591	1.1
8	18	ConnectOne Bancorp, Inc. (NJ)	20	3,412	1.0
–	19	Fulton Financial Corp. (PA)	67	3,363	1.0
9	20	**Kearny Financial Corp. (NJ)**	**40**	**3,031**	**0.9**
21	34	**Clifton Bancorp Inc (NJ)**	**12**	**928**	**0.3**
		Total (1-20)	**2,306**	**279,799**	**84.9**
		Total (1-128)	**2,959**	**329,604**	**100.0**

Source: SNL Financial; Deposit data as of June 30, 2017

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Pro Forma Franchise Summary $ in millions, pro forma financial data as of Septemb er 30, 2017 KRNY (42) CSBK (12) Pro Forma Summary1 Branch Footprint CSBK Stand-alone KRNY Pro Forma¹ Branches: 12 54 Market Cap²: $374 $1,623 Total Assets: $1,555 $6,461 Gross Loans: $1,148 $4,388 Total Deposits: $915 $3,873 Tang. Common Equity: $286 $1,158 TCE / TA: 18.4% 18.6% ROAA: 0.43% ~0.55% Includes purchase accounting adjustments Market data as of 11/1/2017 Source: SNL Financial, Company Filings